Filed Pursuant to Rule 424(b)(2)
Registration No. 333-268138
Prospectus Supplement No. 17
(to Prospectus dated November 17, 2022 and
Prospectus Supplement dated July 11, 2025)
445,000 Shares of Common Stock
Pursuant to this prospectus supplement, the prospectus supplement dated October 14, 2025, the prospectus supplement dated July 11, 2025 and the base prospectus dated November 17, 2022 (as supplemented from time to time, the “Prospectus”), we are offering 445,000 shares of our common stock to YA II PN, Ltd., a Cayman Islands exempt limited partnership (“Yorkville”), at a price of approximately $6.25 per share, pursuant to our previously announced Standby Equity Purchase Agreement with Yorkville dated July 9, 2025 (the “SEPA”). These shares are being issued as part of the commitment by Yorkville to purchase from time to time shares of our common stock pursuant to the SEPA. The total purchase price of the shares is approximately $2,764,820. We used 80% of the proceeds from the issuance of the shares in this offering to repay a portion of the principal amount owed to Yorkville pursuant to an outstanding promissory note. We intend to use the additional net proceeds to continue normal business operations related to our strategic pivot focused on the Energy Base product and ongoing contracting activities. We expect to issue the shares to Yorkville on or about October 17, 2025.
In addition to our issuance of our shares to Yorkville pursuant to the SEPA, this Prospectus also covers the resale of these shares by Yorkville to the public. Though we have been advised by Yorkville, and Yorkville represents in the SEPA, that Yorkville is purchasing the shares for its own account, for investment purposes in which it takes investment risk (including, without limitation, the risk of loss), and without any view or intention to distribute such shares in violation of the Securities Act of 1933, as amended (the “Securities Act”), or any other applicable securities laws, the Securities and Exchange Commission (the “SEC”) may take the position that Yorkville may be deemed an “underwriter” within the meaning of Section 2(a)(11) of the Securities Act and any profits on the sales of shares of our common stock by Yorkville and any discounts, commissions or concessions received by Yorkville are deemed to be underwriting discounts and commissions under the Securities Act. For additional information on the methods of sale that may be used by Yorkville, see the section entitled “Plan of Distribution” on page S-12 of the prospectus supplement dated July 11, 2025 and page 33 of the base prospectus dated November 17, 2022.
Our shares of common stock are listed on the NYSE under the symbol “GWH.” On October 16, 2025, the closing sale price of our common stock was $4.55 per share. We are an “emerging growth company” and a “smaller reporting company” under federal securities laws and, as such, are subject to reduced public company reporting requirements.
Investing in our common stock involves risks. Please read “Risk Factors,” beginning on page S-6 of the prospectus supplement dated July 11, 2025.
Neither the SEC nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of the Prospectus. Any representation to the contrary is a criminal offense.
The date of this prospectus supplement is October 16, 2025.
Neither we nor Yorkville have authorized anyone to provide you with any information other than the information contained in or incorporated by reference in this prospectus supplement or the Prospectus and in the documents incorporated by reference herein and therein. We and Yorkville take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. We are not making an offer of these securities in any state or jurisdiction where the offer is not permitted. You should assume that the information contained in or incorporated by reference in this prospectus supplement or the Prospectus is accurate only as of their respective dates.

The Offering

Securities offered	445,000 shares of common stock of ESS Tech, Inc.

Common stock outstanding after the offering	18,997,376

Purchaser	YA II PN, Ltd. pursuant to the Standby Equity Purchase Agreement dated July 9, 2025

Purchase price	Approximately $6.25 per share

Proceeds	Approximately $2,764,820

Use of proceeds
We used 80% of the proceeds from the issuance of the shares in this offering to repay a portion of the principal amount owed to Yorkville pursuant to an outstanding promissory note. We intend to use the additional net proceeds to continue normal business operations related to our strategic pivot focused on the Energy Base product and ongoing contracting activities. See “Use of Proceeds” on page S-11 in our prospectus supplement dated July 11, 2025.

Symbol for our common stock	“GWH”

Resale	This prospectus supplement, the prospectus supplement dated October 14, 2025, the prospectus supplement dated July 11, 2025 and the base prospectus dated November 17, 2022 also cover the resale of shares by YA II PN, Ltd. to the public. See “Plan of Distribution” on page S-12 in our prospectus supplement dated July 11, 2025.

WHERE YOU CAN FIND MORE INFORMATION
We file annual, quarterly and current reports, proxy statements and other information with the SEC. Our SEC filings are available to the public over the Internet at the SEC’s website at www.sec.gov. Copies of certain information filed by us with the SEC are also available on our website at https://essinc.com. Information accessible on or through our website is not a part of this prospectus supplement.
This prospectus supplement, the prospectus supplement dated October 14, 2025, the prospectus supplement dated July 11, 2025 and base prospectus dated November 17, 2022 are part of a registration statement that we filed with the SEC and does not contain all of the information in the registration statement. You should review the information and exhibits in the registration statement for further information on us and the securities that we are offering. The SEPA and other documents establishing the terms of the offered securities are filed as exhibits to the registration statement of which this prospectus supplement forms a part or under cover of a Current Report on Form 8-K and incorporated in this prospectus supplement by reference. Statements in this prospectus supplement about these documents are summaries and each statement is qualified in all respects by reference to the document to which it refers. You should read the actual documents for a more complete description of the relevant matters.